June 27, 2014

Via EDGAR and email DangD@sec.gov

Duc Dang, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Hartman Short Term Income Properties XX, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-11

Filed June 18, 2014

File No. 333-185336

Dear Mr. Dang:

This letter is in response to your comment letter dated June 23, 2014.  The paragraph numbers in this letter correspond to your numbered comments.

General

1.

We note your response to comment 1 of our letter dated June 16, 2014.  Please revise your prospectus summary to disclose the number of shares you sold and the aggregate offering price for such shares that were sold from the date you were required to update your registration statement pursuant to Section 10(a)(3) of the Securities Act and the date that of your suspension.  Also, please tell us if you intend to include similar estimated performance figures such as those included in your 424B3 filing on April 28, 2014 in future filings.

We have revised our prospectus summary to disclose the number of our common shares sold and the aggregate sales proceeds for such shares during the period from May 1 to May 30, 2014, the date we suspended our offering. We do not intend to include in future filings, estimated performance figures such as those included in the filing referred to above.

Prospectus Cover

2.

We note your response to comment 4.  Please revise to make the 8th bullet point concise and remove the first two sentences.

Hartman Income REIT, Inc.

2909 Hillcroft, Suite 420, Houston, Texas 77057      713-467-2222

Securities and Exchange Commission

June 27, 2014

The bullet point has been revised consistent with your comment.

Distributions Paid, page 15

3.

We note your response to comment 6 and the columns of titled “net cash percentage of total period distribution.”  Please revise the title so that it clearly indicates that this column represents the percentage of total distributions that was funded by cash flow from operations.

The column title has been revised consistent with your comment.

4.

We note your response to comment 7.  Please revise to disclose your aggregate FFO since inception in this paragraph, if you consider such figure a key performance indicator.

We have revised the paragraph consistent with your comment.

Prior Performance Tables

5.

We reissue our prior comment.  Please refer to the guidance included in the Division’s Disclosure Guidance Topic No. 6, located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm and revise your disclosure in this section accordingly or advise.  Also, please note the guidance for the 20.D undertakings included in the Guidance Topic and revise your undertakings accordingly.

We have revised the Prior Performance Tables consistent with Guidance Topic No. 6 and informal guidance provided by the SEC staff.

Notwithstanding your comments, in the event that we request acceleration of the effective date of the pending registration statement, we acknowledge that such request shall include a written statement that:

•

should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing;

Securities and Exchange Commission

June 27, 2014

•

the company may not assert staff comments in the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-586-2616 with any questions or comments.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Peter Reinert

Lowndes, Drosdick, Doster, Kantor & Reed, P.A.

Greg Bailes

Weaver and Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee